EXHIBIT 99.2

Huazhu Group Limited Announces Cash Dividend

SHANGHAI, China, Jan. 03, 2020 (GLOBE NEWSWIRE) -- Huazhu Group Limited (Nasdaq: HTHT) (the "Company"), a leading and fast-growing hotel group, today announced that its board of directors has declared a cash dividend of US$0.34 per ordinary share, or US$0.34 per American Depositary Share ("ADS”). Holders of the Company's ordinary shares or ADS at the close of trading on January 10, 2020 (U.S. Eastern Time) (the "Record Date") will be entitled to receive the cash dividend. Citibank, N.A., depositary bank for the Company's ADS program (the "ADS Depositary"), expects to pay out dividends to ADS holders before February 29, 2020. Dividends to be paid to the Company’s ADS holders through the ADS Depositary will be subject to the terms of the deposit agreement by and among the Company and the ADS Depositary, and the holders and beneficial owners of ADS issued thereunder, including the fees and expenses payable thereunder.

The total amount of cash to be distributed for the special dividend is expected to be approximately US$100 million.

As of September 30, 2019, the Company had approximately US$622 million in cash, cash equivalents and restricted cash.

About Huazhu Group Limited

Huazhu Group Limited is a leading hotel operator and franchisor. As of September 30, 2019, Huazhu operated 5,151 hotels with 504,414 rooms in operation. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Orange Hotel Select, Crystal Orange Hotel, Manxin Hotels & Resorts, Joya Hotel, and Blossom Hill Hotels & Resorts. Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business mainly includes leased, manachised and franchised models. Under the lease model, Huazhu directly operates hotels typically located on leased properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers Huazhu appoints and collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. In addition, Huazhu has a limited number of hotels in owned or partially owned properties. Huazhu applies a consistent standard and platform across all of its hotels. As of September 30, 2019, Huazhu operates 83 percent of its hotel rooms under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

Contact Information
Investor Relations
Tel: +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com